Filed by Bridge View Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                            Subject Company: Bridge View Bancorp
                                                   Commission File No. 001-12165

                   The following is a press release issued by
                    Bridge View Bancorp on November 18, 2002


 INTERCHANGE FINANCIAL SERVICES AND BRIDGE VIEW BANCORP ANNOUNCE PLANS TO MERGE

SADDLE BROOK, NJ, November 18, 2002

Interchange Financial Services Corporation (NASDAQ:IFCJ) and Bridge View Bancorp (AMEX: BVB) jointly announced today that they have entered into a definitive agreement in which Interchange Financial Services Corporation ("Interchange") will acquire Bridge View Bancorp ("Bridge View") in a transaction valued at $87.3 million based on Interchange's closing stock price as of November 15, 2002. Bridge View is a bank holding company with $272 million in assets as of September 30, 2002 and is headquartered in Englewood Cliffs, New Jersey. Its principal subsidiary, Bridge View Bank, operates 11 offices in Bergen County, New Jersey. Interchange expects that the transaction will expand and strengthen Interchange's market share within northern New Jersey, principally in Bergen County.

Interchange is a $921 million asset bank holding company for Interchange Bank which operates 18 offices throughout Bergen County, New Jersey. Upon the completion of the Bridge View acquisition, Interchange expects to have $1.3 billion in assets and 29 offices in Bergen County.

"The acquisition of Bridge View will significantly strengthen our market share in the affluent Bergen County marketplace and northern New Jersey. When completed, the acquisition will greatly enhance our deposit market share position within Bergen County from 12th to 6th position," stated Anthony S. Abbate, President and Chief Executive Officer of Interchange. "This acquisition brings together two high performing banks whose success has been closely linked to the strength and vitality of the communities they serve. Together, we believe that we can build even stronger community partnerships that make our communities better places to live and work."

"We are pleased and excited to be joining Interchange" said Albert F. Buzzetti, President and Chief Executive Officer of Bridge View Bancorp. "Interchange's commitment to offering a wide variety of outstanding community-based branch banking services will enable us to expand the scope of services we are able to provide individuals and businesses. We have long believed that community banking is all about making banking decisions locally. Interchange shares that philosophy and delivers the same warm brand of personalized service that only a community bank can provide today."

It is anticipated that Mr. Buzzetti will become an executive officer upon completion of the transaction. "We look forward to welcoming Al and benefiting from the community commitment which he will bring to our organization," said Mr. Abbate.

Under the terms of the agreement, the total consideration to be received by Bridge View shareholders is fixed at $33,528,472 million in cash and 2,949,719 Interchange shares. Based on the price of $18.24 for Interchange common stock prior to today's announcement, the transaction represents total consideration of approximately $87.3 million. The total value at closing may rise or fall based on the average per share price of Interchange stock for a twenty-day period prior to closing. Each shareholder may choose cash, stock or a combination of cash and stock subject to proration if either cash or stock is oversubscribed.

Interchange expects to realize cost savings of approximately $1.8 million, or 20% of Bridge View's non-interest expenses, with 60% of that realized in 2003 and all of the savings realized in 2004. The transaction is expected to be accretive to Interchange's earnings. The transaction has been approved by the Board of Directors of both companies and is expected to be completed by April 30, 2003. The transaction is conditioned upon receiving necessary bank regulatory approvals, the approval of shareholders from both companies and other customary conditions.

Interchange will hold a conference call (800-915-4836) and web-cast on Tuesday, November 19, 2002, at 2:00 p.m. (Eastern Time) to discuss the transaction. This web-cast can be accessed through the Bank's website, www.interchangebank.com on the investor relations page, as well as the web address www.companyboardroom.com. The web-cast replay and tape play back (800-428-6051 PIN Code: 269236) will begin shortly after the completion of the live call and will be available for approximately two weeks.

Interchange is a bank holding company and its banking subsidiary is a financial intermediary that, along with traditional banking, offers a broad range of services including 24-hour, 7-day-a-week online banking and bill paying services through InterBank. Customers can also do their stock trading, obtain insurance services and apply for a loan through Interchange Bank's web site. Mutual Funds and Annuities are offered through Interchange's Investment Services Program. The Interchange Bank-Line Call Center enables customers to open new accounts over the telephone, and customers can do basic banking transactions over the telephone with Interchange Bank-Line. The Business Class Banking Account offers checking with a variety of extra services including Interbanking - a proprietary product, which allows the business customer to do routine business banking right from their office PC. And through our subsidiary, Interchange Capital Company, L.L.C., we are able to extend cost-effective equipment leasing solutions for a variety of expansion and upgrading projects.

Interchange is headquartered in Saddle Brook, New Jersey and has 18 branch offices located in Elmwood Park, Franklin Lakes, Garfield, Hillsdale, Hackensack, Little Ferry, Lodi, Montvale, Oakland, Paramus, Park Ridge, Ramsey, River Edge, Rochelle Park, Saddle Brook (2), Waldwick and Washington Township.

Further information about Interchange Bank, its core purpose and values, and its products and services can be found on our web site at www.interchangebank.com. Our web site also has a direct link to the NASDAQ Stock Market that enables you to keep informed of the daily quotes and market activity for Interchange's stock.

Bridge View is a commercial bank and through its subsidiary bank, conducts traditional commercial banking business, accepting deposits from the general public, including individuals, businesses, non-profit organizations and governmental units. Bridge View originates commercial loans, consumer loans and both residential and commercial real estate loans. Bridge View is headquartered in Englewood Cliffs and has eleven branch offices: Englewood Cliffs, Fort Lee
(2), Edgewater, Hackensack, Tenafly, Harrington Park, and four new branches that were opened in 2002; Teaneck, Westwood, Bergenfield, and Ridgefield Park.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between Interchange Financial Services Corporation and Bridge View Bancorp, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Interchange's and Bridge View's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions. These statements are based upon the current beliefs and expectations of Interchange's and Bridge View's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of Interchange and Bridge View will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Interchange's and Bridge View's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause Interchange's and Bridge View' results to differ materially from those described in the forward-looking statements can be found in Interchange's and Bridge View's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Interchange or Bridge View or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Interchange and Bridge View do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Interchange's and Bridge View's stockholders for their consideration, and Interchange and Bridge View will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Interchange and Bridge View, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Interchange Financial Services Corporation, Corporate Secretary, Park 80 West, Plaza II, Saddle Brook, New Jersey 07663 (201-703-2265), or to Bridge View Bancorp, Corporate Secretary, 457 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 (201-871-7800).

Interchange and Bridge View, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Interchange and Bridge View in connection with the merger. Information about the directors and executive officers of Interchange and their ownership of Interchange common stock is set forth in the proxy statement, dated March 28, 2002, for Interchange's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Bridge View and their ownership of Bridge View common stock is set forth in the proxy statement, dated April 18, 2002, for Bridge View's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.